UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EMAK Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

294724 10 9

(CUSIP Number)

Donald A. Kurz
c/o Insight Creative Solutions, Inc.
6855 Santa Monica Boulevard
Hollywood, CA 90038

with a copy to:

Kenneth A. Lefkowitz
c/o Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004-1482
(212) 837-6000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 294724 10 9	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Donald A. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,695,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,695,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,695,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294724 10 9	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Mitchell H. Kurz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 137,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294724 10 9	Page 4 of 6

This Amendment (“Amendment No. 5”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “the Exchange Act”): Donald A. Kurz (“D. Kurz”) and Mitchell H. Kurz (“M. Kurz”). D. Kurz and M. Kurz are collectively referred to as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

This Amendment No. 5 amends the Schedule 13D filed by D. Kurz with the Securities and Exchange Commission on April 6, 2000 (the “Original 13D”), as amended in: a filing by D. Kurz on August 21, 2001, a filing by D. Kurz on March 29, 2002, a filing by D. Kurz on November 1, 2005 and a filing by D. Kurz and M. Kurz on January 31, 2006 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 have the meanings assigned to them in the Schedule 13D.

This Amendment No. 5 is being filed to, among other things, report that D. Kurz has withdrawn his letter dated January 31, 2006 (the “Nomination Letter”) notifying the Issuer of the current intention of D. Kurz to nominate six persons as Common Directors (as that term is defined in the Issuer’s 2005 Proxy Statement) for election at the Issuer’s 2006 Annual Meeting of Stockholders. As a result of the determination by D. Kurz to withdraw the Nomination Letter, D. Kurz and M. Kurz have no common intentions at the present time and could no longer be deemed to constitute a “group” (as defined in Rule 13d-5(b) of the Exchange Act). Accordingly, this Amendment No. 5 is the final amendment to the Schedule 13D to be filed by M. Kurz.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

On April 11, 2006, D. Kurz sent a letter to the Issuer withdrawing the Nomination Letter and issued a press release announcing that he had withdrawn the Nomination Letter. A copy of the letter dated April 11, 2006 is attached as Exhibit 99.5 hereto and incorporated herein by reference, and a copy of the press release dated April 11, 2006 is attached as Exhibit 99.6 hereto and incorporated herein by reference.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5 Interest in Securities of the Issuer

(a) and (b)

D. Kurz beneficially owns 1,695,042 shares of Common Stock, or approximately 28.1% of the Issuer’s outstanding Common Stock. (All percentages of outstanding Common Stock set forth in this Amendment No. 5 are based on 5,836,609 shares of Common Stock that the Issuer reported as outstanding as of March 29, 2006 in its Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 31, 2006). Of the foregoing shares of Common Stock beneficially owned by D. Kurz, 1,953 shares are held by the Equity Marketing, Inc. 401(k) Plan Trust and 187,500 shares are issuable upon exercise of options to purchase Common Stock.

CUSIP No. 294724 10 9	Page 5 of 6

M. Kurz beneficially owns 137,600 shares of Common Stock, or approximately 2.4% of the Issuer’s outstanding Common Stock.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the letter that D. Kurz sent to the Issuer on April 11, 2006 (described in Item 4 above), neither Reporting Person has entered into any agreement or amended any existing agreement with respect to the securities of the Issuer since the date Amendment No. 4 was filed with the Commission.

The information set forth under Item 4 above regarding the foregoing letter is incorporated in this Item 6 by reference.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be Filed as Exhibits

Exhibit 99.5 Letter dated April 11, 2006 notifying the Issuer of the intention of D. Kurz to withdraw the Nomination Letter.

Exhibit 99.6 Press Release dated April 11, 2006 announcing that D. Kurz has withdrawn the Nomination Letter.

CUSIP No. 294724 10 9	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2006

/s/ Donald A. Kurz
Donald A. Kurz

/s/ Mitchell H. Kurz
Mitchell H. Kurz